Innovex, Inc.

5540 Pioneer Creek Drive

Maple Plain, Minnesota  55359

May 10, 2005

VIA EDGAR

Mr. Jay Webb

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 03-06

Washington, D.C.  20549

Re:          Innovex, Inc.

Form 10-K for the fiscal year ended September 30, 2004

Form 10-Q for the quarter ended December 31, 2004

File No. 000-13143

Dear Mr. Webb:

As requested, we are responding to your letter dated April 22, 2005.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented.

Form 10-K for the Year Ended September 30, 2004

Item 1. Business — Page 1

Research and Development — Page 5

1.                                       We see that you have a 35% investment in Applied Kinetics, Inc. (“AKI”).  We also noted on page 7 that certain license rights have been granted to you under a royalty-bearing agreement.  Please address the following:

•                  Supplementally tell us how you account for your investment AKI and what amounts have been recorded in your financial statements.

•                  Confirm, if true, that the financial statement and disclosure requirements outlined at Rule 3-09 and 4-08(g) of Regulation S-X, respectively, do not impact you.

•                  Confirm, if true, FIN 46 (as revised), does not impact your accounting requirements for this investment.

•                  In future filings separately disclose the amount of equity in earnings of AKI on face of income statement.  Refer to Rule 5-03(b)(13) of Regulation S-X.

•                  Additionally, related party transactions should be identified and the amounts separately stated on the face of the income statement in accordance with Rule 4-08(k) of Regulation S-X.  For example, royalty payments made to AKI should be separately presented.  Supplementally, please tell us the amount of royalty expense for the fiscal years presented.

Our 35% investment in AKI has been accounted for under the equity method.  Gains or losses related to our equity position in AKI and royalties are shown below in thousands:

	Fiscal 2002	Fiscal 2003	Fiscal 2004	First Six Months Fiscal 2005
Gain or loss related to equity position in AKI historically included in Other Income/Expense, Net	$256	$149	$6	$286
Royalties earned by AKI historically shown as a Selling, General & Administrative Expense	$1,068	$1,345	$1,319	$892
Consulting fees received from AKI historically included in Other Income/Expense, Net	$68	$—	$214	$170

Our investment in AKI does not meet the significant subsidiary financial statement and disclosure requirements outlined at Rule 3-09 and 4-08(g) of Regulation S-X.

In the future, royalties earned by AKI will be disclosed on the face of the Statement of Operations.  Other transactions concerning AKI will be disclosed in a Related Party footnote to the financial statements.

While our equity investment in AKI would be considered a variable interest, we do not believe the requirements of FIN 46(R) would change our accounting or require consolidation of AKI, as we believe the equity investors of AKI do have a controlling financial interest in the entity, and controlling financial interest is not achieved through other arrangements, such as our license agreement.  We believe AKI has sufficient equity at risk to finance its activities without additional financial support from us.  We believe our arrangements and activities with AKI do not create any explicit or implicit guarantees under FIN 46 (R).

Item 8. Financial Statements — Page 27

Consolidated Statements of Operations — Page 30

2.                                       Revise the statement in future filings to separately present the amounts of other income and other expense gross.

The primary components of the Other Income/Expense line item on our Statements of Operations have been foreign exchange gains and losses, gains or losses related to our 35% AKI equity position and consulting fees received from AKI.  Excluding those items, gross and net other income and expense items have been less than $100,000 for any period reported.

In the future we will disclose the make-up of net foreign currency translation gains or losses and the detail transactions related to our AKI equity position in separate footnote disclosures to the financial statements.  Any other significant components of Other Income/Expense, Net will be broken out or disclosed in a footnote.

Note A. — Summary of Significant Accounting Policies — Page 33

Foreign Currency Translation

3.                                       We see that you use the U. S. dollar as the functional currency for your subsidiary in Thailand.  As discussed in Appendix A of SFAS 52, an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normal1y, that is the currency of the environment in which an entity primarily generates and expends cash.  We have noted that their financing is denoted in baht, 57% of your sales occur in their local market, their expenses appear to be denoted in the local currency and their assets and liabilities are denominated in the baht.  Supplementally support that your identification of the U.S. dollar as your functional currency is in accordance with U. S. GAAP.  Explain how you have considered each of the relevant economic factors set forth in paragraph 42 of SFAS 52 in reaching your conclusion.

We have determined that the dollar is our functional currency based on the following analysis of the indicators to be considered per SFAS 52, Appendix A, Paragraph 42 considered, both individually and collectively.  The majority of the indicators and the indicators considered most significant support the dollar as the functional currency:

Cash flow indicators:

(1)                               Foreign Currency - Cash flows related to the foreign entity’s individual assets and liabilities are primarily in the foreign currency and do not directly impact the parent company’s cash flows.

(2)                               Parent’s Currency - Cash flows related to the foreign entity’s individual assets and liabilities directly impact the parent’s cash flows on a current basis and are readily available for remittance to the parent company.

Cash flow indicators support the dollar as the functional currency, as liabilities for Corporate and US based operations have been paid for with cash provided by sales in Thailand.  The foreign entity’s funds are readily available for remittance to the parent company and the foreign entity regularly sends dollars to the US parent.

Sales price indicators:

(1)                               Foreign Currency - Sales prices for the foreign entity’s products are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition or local government regulation.

(2)                               Parent’s Currency - Sales prices for the foreign entity’s products are primarily responsive on a short-term basis to changes in exchange rates; for example, sales prices are determined more by worldwide competition or by international prices.

Sales prices are primarily affected by worldwide competition rather than local competition.  While a large volume of sales occur in our foreign subsidiary’s local market, the pricing is quoted in dollars with subsequent adjustments made to sales transactions recorded in the local currency to ensure the quoted US dollar pricing is achieved.  Sales price indicators support the dollar as the functional currency.

Sales market indicators:

(1)                               Foreign Currency - There is an active local sales market for the foreign entity’s products, although there also might be significant amounts of exports.

(2)                               Parent’s Currency - The sales market is mostly in the parent’s country or sales contracts are denominated in the parent’s currency.

The sales market served is a worldwide market.  The sales prices are primarily affected by worldwide competition rather than local competition.  While a large volume of sales occur in our foreign subsidiary’s local market, the pricing is negotiated with our customer’s parent organizations based in the US or other countries outside of the country where our foreign manufacturing operation is located.  The pricing is quoted in dollars.  Sales market indicators support the dollar as the functional currency.

Expense indicators

(1)                               Foreign Currency - Labor, materials, and other costs for the foreign entity’s products or services are primarily local costs, even though there also might be imports from other countries.

(2)                               Parent’s Currency - Labor, materials, and other costs for the foreign entity’s products or services, on a continuing basis, are primarily costs for components obtained from the country in which the parent company is located.

Costs associated with our products come from Thailand, the US and other Asian and European countries.  Most of the material included in production is purchased within the US or denominated in US dollars.  While over 50% of the labor added to our products is performed in Thailand, overhead being applied is relatively evenly split between the US and Thailand.  As well over 50% of the cost of our finished product is comprised of material, the expense indicator supports the dollar.

Financing indicators

(1)                               Foreign Currency - Financing is primarily denominated in foreign currency, and funds generated by the foreign entity’s operations are sufficient to service existing and normally expected debt obligations.

(2)            Parent’s Currency - Financing is primarily from the parent or other dollar-denominated obligations, or funds generated by the foreign entity’s operations are not sufficient to service existing and normally expected debt obligations without the infusion of additional funds from the parent company.  Infusion of additional funds from the parent company for expansion is not a factor, provided funds generated by the foreign entity’s expanded operations are expected to be sufficient to service that additional financing.

Debt used to finance the companies operations and used for further capital investments is from both US and Thailand based financing facilities.  Approximately 85% of the debt outstanding as of March 31, 2005 was denominated in Thailand baht.  Funds generated by the Thailand operation are adequate to service the Thailand based debt. The financing indicator supports the baht as the functional currency.

Intercompany transactions and arrangements indicators:

(1)                               Foreign Currency - There is a low volume of intercompany transactions and there is not an extensive interrelationship between the operations of the foreign entity and the parent company.  However, the foreign entity’s operations may rely on the parent’s or affiliates’ competitive advantages, such as patents and trademarks.

(2)                               Parent’s Currency - There is a high volume of intercompany transactions and there is an extensive interrelationship between the operations of the foreign entity and the parent company.  Additionally, the parent’s currency generally would be the functional currency if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, etc., that could readily be carried on the parent’s or an affiliate’s books.

This indicator supports the dollar as the functional currency, as there is a high volume of intercompany transactions.  There is an extensive interrelationship between the operations of the

Thailand subsidiary and the parent as portions of the manufacturing process are performed in the US and subsequently transferred to Thailand for completion.

Note J. — Derivative Instruments — Page 39

4.                                       Supplementally please tell us where and what amounts have been recorded for the forward exchange contracts in your financial statements for all periods presented.  Please disclose this information in future filings, if material.  Future filings should include all disclosures required by Rule 4-08(n) of Regulation S-X.

Foreign currency gains and losses have been reported on the Other Income/Expense, Net line of our Statements of Operations in all periods reported.  The gains or losses on forward exchange contracts have been included in this amount.  As stated in our response to comment no.2, in the future we will disclose this information in a footnote to our financial statements.

We believe we have included all disclosures required by Rule 4-08(n) of Regulation S-X.  These contracts are not designated as hedges, and accordingly, certain disclosure requirements under that rule would not apply.

Foreign currency translation gains or losses in thousands:

	Fiscal 2002	Fiscal 2003	Fiscal 2004	First Six Months Fiscal 2005
Gain or loss from forward exchange contracts	$(16)	$260	$(354)	$742
Other foreign currency translation gains or losses	87	(581)	407	(334)
Net gain or loss from foreign currency transactions	$71	$(321)	$53	$408

Note K. Restructuring Charges — Page 40

5.                                       We note that you recorded approximately $13.1 million of impairment charges due to restructuring activities.  Supplementally and in future filings please disclose the following:

•                  A description of the impaired assets and the facts and circumstances which that lead to the impairment, refer to paragraph 26 of SFAS 144.

•                  Disclose the expected nature and timing for the disposal of these assets and the expected proceeds from their disposal.

•                  Please clarify what activities will be required to have you “discontinue support of the FSA attachment process” and what it entails.

During fiscal 2004, the Company recorded asset impairment and restructuring charges of $13.1 million and $1.7 million related to the planned closure of the Maple Plain facility and the plan to discontinue support of the FSA attachment process.  The impairment was triggered by the lower than expected financial performance of the Company during the quarter ending June 2004 resulting from the impact of the high fixed cost structure in place at that time on lower than expected revenue and the decision of our largest FSA customer to shift a significant level of next generation business to a competing technology.  The assets that were impaired included the Maple Plain facility and related equipment and equipment used in the FSA attachment process.  The fair value of these assets was determined using quoted market prices where available, appraised values or estimated future cash flows where more definitive values were not available. The Maple Plain building was written down at June 30, 2004 to its expected net realizable value, $5,500,000.  The building has been listed for sale since September 2004 and has a current list price of $5,400,000 as of April 30, 2005.  The assets used to support the FSA attachment process were written down to the estimated future cash flows to be generated by the FSA attachment equipment over its expected remaining operating life which ranged from 12 to 24 months as of June 30, 2004.  The assets were expected to have no net realizable value at the end of their expected remaining operating life.

In order to reduce its cost structure, the Company plans to close its Maple Plain facility and consolidate its operations with its Lamphun, Thailand and Litchfield, Minnesota facilities.  In addition, the Company plans to discontinue supporting the FSA attachment process in order to utilize its resources in other growth areas where the Company believes it has an advantage.  Excluding asset impairment charges, restructuring charges are expected to be approximately $7 million.  The $7 million is expected to be comprised of $1.6 million for one-time termination benefits, $0.4 million for contract termination costs and $5 million for other moving and closing costs associated with the consolidation of the Maple Plain location with the Company’s other locations.  Restructuring charges of $466,000 and $809,000 were recorded in the second quarter and first six months of fiscal 2005, respectively. The charges for the first six months of fiscal 2005 were comprised of $396,000 for one-time termination benefits and $413,000 related to moving and closing costs.  Charges of $2.5 million related to this restructuring have been recorded through March 31, 2005.  The remaining expected charges of $4.5 million are expected to be incurred during the last half of fiscal 2005.

As part of the June 2004 restructuring, engineering support of future FSA attachment development was discontinued.  We are continuing to maintain engineering support of FSA attachment programs which were in production or programs for which we are qualified for future production.  As the FSA programs reach their end of life, we will lower the level of engineering and production personnel supporting them.  We will continue to develop flexible circuits to be used by other companies for their FSA development needs but we are not allocating any personnel or resources to develop or support future internal FSA attachment programs.

In future filings we will provide additional information relating to the disposal of the impaired assets and discontinued processes.

6.                                       Detailed discussion of significant restructuring charges should be provided pursuant to SAB 5P and SFAS 146 in Management’s Discussion and Analysis. Management’s Discussion and Analysis (page 19) describes certain aspects of your restructuring efforts; however, we believe that the following additional disclosures in future filings would be useful to investors:

•                  Include detailed disclosures regarding the expected effects of your restructuring plan on future earnings and cash flows, and actual savings achieved in later periods should be quantified and described.

•                  Actual savings achieved in later periods should be quantified and described.

•                  Significant variances between anticipated and actual savings should be disclosed and the reasons for (and anticipated impact of) these variances discussed.

•                  Identify the number and describe the nature of the positions being eliminated.

As previously disclosed, the total restructuring charges are expected to be approximately $20 million.  $13.1 million of this amount is an asset impairment charge which had no cash flow impact.  The remaining restructuring charges are expected to be approximately $7 million when the restructuring is complete.  The $7 million is expected to be comprised of $1.6 million for one-time termination benefits, $0.4 million for contract termination costs and $5 million for other moving and closing costs associated with the consolidation of the Maple Plain location with our other locations.  The one-time termination benefits and moving and closing costs are expected to have a $6.6 million negative impact on cash flow as the costs are incurred.   Capital expenditures of approximately $13 million were expected primarily related to the expansion of the Lamphun Thailand facility.

As of June 30, 2004, we estimated an annual operating expense reduction of approximately $8 million related to the restructuring charges.  Up to $4 million of this amount was expected to occur by the end of the September 2004 quarter based on actions taken in June and July 2004.  The remaining savings are expected to occur after the Maple Plain facility is closed and its operations transferred to our Lamphun Thailand and Litchfield Minnesota locations.  Approximately $5.5 million of the operating cost reductions are projected to be compensation related and have a positive impact on cash flow upon realization.  The remaining benefits are expected to be depreciation and contract termination related and have no impact on cash flow.

Through the quarter ending March 31, 2005, operating cost savings of approximately $0.8 million per quarter have been realized, primarily comprised of compensation savings of $450,000 per quarter or $1.8 million on an annual basis and depreciation and contract termination savings of $350,000 per quarter or $1.4 million on an annual basis.

The original restructuring plan called for the elimination of 168 positions comprised of 87 direct labor positions, 57 indirect labor production support positions and 24 administrative positions.

As of March 31, 2005, 60 of these positions have been eliminated and the overall plan remains substantially unchanged.

In future filings, we will include a description and quantification of actual savings related to the restructuring and discuss any variations from previously disclosed savings expectations.

Item 9A. Controls and Procedures — Page 41

7.                                       We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in ensuring that material information related to the Company is made known to them by others within the Company.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a- 15(e) of the Exchange Act.  However, if you do not wish to eliminate this language in future filings, please make sure the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

In future filings, the Company will eliminate the superfluous language you note in stating its officers’ conclusions regarding the effectiveness of disclosure controls and procedures.

8.                                       We note your disclosure that “there have been no significant changes in internal control over financial reporting that occurred during the period….”  Please revise your disclosure in future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003.

In future filings, the Company will remove the word “significant” and discuss all changes in internal controls that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Form l0-Q for the Fiscal Quarter Ended December 31, 2004

General

9.                                       Please apply our comments on the 2004 Form 10-K to your future Forms 10-Q, where applicable.

The Company will apply any applicable comments related to the Company’s Form 10-K to its future Forms 10-Q.

In response to your request, by this letter the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas Paulson, Chief Financial Officer, or Douglas W. Keller, Vice President, Finance, at (763) 479-5300 or by facsimile at (763) 479-5395 if you have any questions or need additional information.

Sincerely,

INNOVEX, INC.

/s/ Thomas Paulson

Thomas Paulson, Chief Financial Officer